CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

51141, INC.

It is hereby certified that:

1.	The name of the corporation (hereinafter called the “corporation”) is 51141, INC.

2.    The certificate of incorporation of the corporation is hereby amended by striking out Article FIRST thereof and by substituting in lieu of said Article the following new Article:

FIRST:  The name of the corporation (hereinafter called the “corporation”) is CAIBS INTERNATIONAL HOLDING INC.

3.    The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed on: November 23, 2005

/s/ Lord Dr. Masaaki Ikawa

Lord Dr_ Masaaki Ikawa

President